SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    _________

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 3)(1)

                         MOUNTAIN PROVINCE MINING, INC.
------------------------------------------------------------------------------

                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
------------------------------------------------------------------------------

                         (Title of Class of Securities)
                                    62426E105
     -------------------------------------------------------------------------

                                 (CUSIP Number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 14, 1997
     -----------------------------------------------------------------------

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)


--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 62426E105                                         Page 2 of 14 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Capital Management, LLC
             04-3300754
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   3,374,300

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    3,374,300

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,374,300

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      15.60%

    14       TYPE OF REPORTING PERSON *

                       00



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62426E105                                         Page 3 of 14 Pages
--------------------                                        ------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Overseas Corp.
             98-0151108
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      CAYMAN ISLANDS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   2,510,770

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    2,510,770

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,510,770

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.60%

    14       TYPE OF REPORTING PERSON *

                       CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62426E105                                        Page 4 of 14 Pages
--------------------                                       ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Galileo Fund, L.P.
             04-3258283
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   93,250

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    93,250

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      93,250

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       .43%

    14       TYPE OF REPORTING PERSON *

                       PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62426E105                                         Page 5 of 14 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Galileo, LLC
             04-3304422
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   2,604,020

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    2,604,020

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,604,020

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      12.03%

    14       TYPE OF REPORTING PERSON *

                      00



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 6 of 14 Pages
--------------------                                       ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Copernicus Fund, L.P.
             04-3193825
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   594,820

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    594,820

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      594,820

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.75%

    14       TYPE OF REPORTING PERSON *

                      PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62462E105                                         Page 7 of 14 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Copernicus, LLC
             04-3304417
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   594,820

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    594,820

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      594,820

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.75%

    14       TYPE OF REPORTING PERSON *

                      00


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62462E105                                         Page 8 of 14 Pages
--------------------                                       -------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Kepler Overseas Corp.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Cayman Islands

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   87,730

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    87,730

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            87,730

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       .41%

    14       TYPE OF REPORTING PERSON *

                       CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 9 of 14 Pages
-------------------                                        -------------------

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") should be read in conjunction with the Schedule 13D (the "Schedule 13D"), dated April 14, 1997 and Amendment No. 1, dated January 2, 1997 and Amendment No. 2 dated February 18, 1997, and filed with the Securities and Exchange Commission by DDJ Capital Management, LLC., a Massachusetts limited liability company ("DDJ"), and certain affiliates relating to the common stock, no par value (the "Common Stock" or the "Shares"), of Mountain Province Mining, Inc. (the "Issuer" or the "Company"). This Amendment No. 3 amends the Schedule 13D and Amendment Nos. 1 and 2 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D or Amendment Nos. 1 and 2.

     The filing of this Amendment No. 3 is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

Item 2. Identity and Background:

Item 2 is deleted in its entirety and amended as follows:

     This statement is being filed jointly by DDJ Capital Management, LLC. ("DDJ"), a Massachusetts limited liability company, DDJ Overseas Corp., a Cayman Islands corporation, The Galileo Fund, L.P., a Delaware limited partnership, DDJ Galileo, LLC, a Massachusetts limited liability company, The Copernicus Fund, L.P., a Delaware limited partnership, DDJ Copernicus, LLC, a Massachusetts limited liability company, and Kepler Overseas Corp., a Cayman Islands corporation. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates". DDJ Copernicus, LLC is the general partner of, and DDJ (as a result of the merger of DDJ Copernicus Management, LLC with DDJ) is the investment manager for The Copernicus Fund, L.P. DDJ Galileo, LLC owns all of the voting securities of, and DDJ (as a result of the merger of DDJ Galileo Management, LLC with DDJ) is the investment manager for DDJ Overseas Corp. DDJ Galileo, LLC is the general partner of, and DDJ (as a result of the merger of DDJ Galileo Management, LLC with DDJ) is the investment manager for The Galileo Fund, L.P. DDJ is also the investment manager for Kepler Overseas Corp. and Crocodile I, LLC, a Cayman Islands limited liability company (the "Advisory Account"). The principal office of each of DDJ and the DDJ Affiliates, with the exception of DDJ Overseas Corp. and Kepler Overseas Corp. are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181. The principal office of DDJ Overseas Corp. and Kepler Overseas Corp. is: c/o Goldman Sachs (Cayman) Trust, Ltd., P.O. Box 896, Harbour Centre, George Town, Grand Cayman, Cayman Islands, British West Indies.

     The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and members of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

      Within the past five years, none of the DDJ Affiliates or the persons listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

     The shares to which this statement relates are owned by either The Copernicus Fund, L.P., The Galileo Fund, L.P., DDJ Overseas Corp., Kepler Overseas Corp. (collectively, the "Funds") or the Advisory Account.

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 10 of 14 Pages
-------------------                                        -------------------

Item 3.  Source and Amount of Funds or Other Consideration.

          Paragraph 1 is deleted in its entirety and amended as set forth below.

         The Funds and Advisory Account which own or owned Shares purchased in the aggregate 3,374,300 shares for cash in the amount of approximately $14,844,201.16 including brokerage commissions. All of the 594,820 Shares of common stock now owned by The Copernicus Fund, L.P. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; and all of the 2,510,770 Shares now owned by DDJ Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; all of the 93,250 Shares now owned by The Galileo Fund, L.P., were purchased for cash, all of the 87,730 Shares now owned by Kepler Overseas Corporation were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co. and all of the 87,730 shares now owned by the Advisory Account were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.

     During the period from February 19, 1997 to April 18, 1997, the Funds and/or Advisory Account bought 247,900 Shares. The attached Schedule B sets forth Shares purchased and/or sold by the Funds and/or Advisory Account since February 19, 1997.

Item 5.  Interest in Securities of Issuer.

         Item 5 is deleted in its entirety and amended as set forth below.

         (a) DDJ Overseas Corp. owns, and DDJ Galileo, LLC and DDJ beneficially own as majority shareholder and investment manager, respectively, of DDJ

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 11 of 14 Pages
-------------------                                        -------------------


Overseas Corp., 2,510,770 Shares, including 150,000 Warrants to purchase common stock,* or approximately 11.60% of the outstanding Shares of the Company. The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Copernicus Fund, L.P., 594,820 Shares, or approximately 2.75% of the outstanding Shares of the Company. The Galileo Fund, L.P. owns, and DDJ Galileo, LLC and DDJ beneficially own as the general partner and investment manager, respectively, of The Galileo Fund, L.P., 93,250 Shares or approximately .43% of the Company. Kepler Overseas Corp. owns, and DDJ, as investment manager for Kepler Overseas Corp. beneficially owns, 87,730 Shares or approximately .41% of the Company. DDJ, as investment manager to the Funds and the Advisory Account may be deemed to beneficially own 3,374,300 Shares, or approximately 15.60% of the outstanding Shares of the Company. Daniel G. Harmetz, a Member of DDJ, DDJ Galileo, LLC, and DDJ Copernicus, LLC, beneficially owns 75,000 Shares representing 0.35% of the outstanding shares of the Company. He has sole power to vote and to dispose of such Shares. Neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, with the exception of Mr. Harmetz, none of the persons named in Schedule A, beneficially own any other Shares.

          (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

           (c) During the period from February 19, 1997, to April 18, 1997, the Funds and Advisory Account have purchased 247,900 Shares. Except as set forth on the attached Schedule-B, or Schedule B to the Schedule 13D or Amendment Nos. 1 and 2 none of the DDJ Affiliates, and, to the best knowledge of the DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in the Shares during the past sixty days.


----------------
*Each Warrant entitles the holder to purchase one share of common stock at a price of $5.75 per share until December 31, 1997.

                                  SCHEDULE 13D

CUSIP No. 62462E105                                       Page 12 of 14 Pages
-------------------                                       -------------------


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


BY:   /s/ Judy K. Mencher
      ______________________________
      Judy K. Mencher
      Member

                                  SCHEDULE 13D

CUSIP No. 62462E105                                       Page 13 of 14 Pages
-------------------                                       -------------------

                                   SCHEDULE A
                                   ----------

     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each of the DDJ Affiliates are set forth below. The business address of each person is 141 Linden Street, Suite 4, Wellesley, MA 02181 and the address of the corporation or organization in which such employment is conducted is the same as each person's business address, except that the principal address of DDJ Overseas Corp. and Kepler Overseas Corp. is set forth in Item 2. All of the persons listed below are U.S. citizens.


NAME                    PRINCIPAL OCCUPATION OR EMPLOYMENT
----                    ----------------------------------

Daniel G. Harmetz       Principal of DDJ Capital Management, LLC, DDJ Galileo
                        LLC and DDJ Copernicus, LLC

David J. Breazzano      Principal of DDJ Capital Management, LLC, DDJ Galileo,
                        LLC and DDJ Copernicus, LLC

Judy K. Mencher         Principal of DDJ Capital Management, LLC, DDJ Galileo,
                        LLC, DDJ Copernicus, LLC, Vice President of DDJ Overseas
                        Corp. and Director of Kepler Overseas Corp.

                                  SCHEDULE 13D

CUSIP No. 62462E105                                       Page 14 of 14 Pages
-------------------                                       -------------------

                                   SCHEDULE B
                                   ----------

Mountain Province Mining, Inc.
------------------------------

          Set forth below is an itemization of all purchases and sales of Shares since February 19, 1997. The transactions were made for cash in open market transactions.


               TYPE : PURCHASE                                   AGGREGATE
  DATE            OR SALE                  SHARES                  PRICE
------------------------------------------------------------------------------


 3/5/97           PURCHASE                  28,000               $100,044.00
 3/7/97           PURCHASE                  52,500               $213,452.50
3/10/97           PURCHASE                  25,000               $ 91,695.00
3/27/97           PURCHASE                  67,800               $168,021.97
 4/7/97           PURCHASE                   6,000               $ 12,283.79
 4/9/97           PURCHASE                  27,100               $ 47,452.10
4/14/97           PURCHASE                  25,000               $ 42,705.00
4/17/97           PURCHASE                   6,500               $ 11,467.95
4/18/97           PURCHASE                  10,000               $ 22,087.00